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Pepco Holdings, Inc. Parent Balance Sheet (Dollars in Thousands) (Unaudited)
Actual
December 31, 2002
ASSETS

Current Assets
Cash and cash equivalents	267,457
Accounts receivable	1,531
Notes receivable to associated companies	901,836
1,170,824

Investments and Other Assets
Investment in consolidated companies	3,703,203
Deferred income taxes	42,271
Other	12,764
3,758,238

Property, Plant and Equipment
Intangible assets	11,411
Less accumulated amortization	2,397
9,014

Total Assets	4,938,076

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Short-term debt	410,923
Accounts payable	6,354
Accounts payable to associated companies	2,812
Interest and taxes accrued	21,522
Other	1,197
442,808

Long-Term Debt	1,499,518

Capitalization
Construction loan	-

Common stock	1,698
Additional paid-in capital	2,208,767
Other comprehensive loss	(52,854)
Retained earnings	838,139
Total equity	2,995,750

Total capitalization	2,995,750

Total Capitalization and Liabilities	4,938,076